CLARUS CORPORATION

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

April 6, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clarus Corporation

Registration Statement on Form S-4

Filed: March 10, 2021

File No. 333-254107

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), Clarus Corporation hereby respectfully requests that the Registration Statement be declared effective at 4:00 pm Eastern Daylight Time on April 8, 2021, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mr. Robert L. Lawrence of Kane Kessler, P.C. at (212) 519-5103.

Very truly yours,

CLARUS CORPORATION

/s/ Aaron J. Kuehne
Aaron J. Kuehne
Executive Vice President and Chief Financial Officer